SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14614

For the Month of           February 2005

PETROLEUM GEO-SERVICES ASA

(Translation of registrant’s name into English)

Strandveien 4
N-1366 Lysaker
                                         Norway
(Address of principal executive offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_____

  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_____ No ✓

  Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_____ No ✓

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ✓

  On February 25, 2005, Petroleum Geo-Services ASA issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Exhibit No.                     Description

99.1                                Press release dated February 25, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA
                     (Registrant)

By:          /s/ Gottfred Langseth
                     Gottfred Langseth
                    Chief Financial Officer

Date:      February 28, 2005

EXHIBIT INDEX

Exhibit No.                      Description

99.1                               Press release dated February 25, 2005

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